UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Notice of Annual General Meeting dated 06 June 2022

6 June 2022

Argo Blockchain PLC

('Argo' or 'the Company')

Notice of Annual General Meeting

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces it will hold its Annual General Meeting ('AGM') at 10:00 AM on 29 June 2022 at the offices of Fladgate LLP, 16 Great Queen Street, London, WC2B 5DG. The meeting will be available for shareholders to attend in person.

The Company will provide access to the AGM through the Investor Meet Company platform. Shareholders should use the following link to register:

https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

While the platform allows shareholders to follow the AGM, the platform does not allow shareholders to vote or participate in the meeting, and therefore shareholders are strongly encouraged to return their duly completed form of proxy in accordance with the instructions set out in the notes to the Notice of AGM.

Given the Company's global shareholder base and in order that the Company can address shareholder questions from shareholders in different time zones, we ask shareholders to provide their questions and comments concerning the Company, its business or matters pertaining to this AGM to the Company at investorquestions@argoblockchain.com or via the Investor Meet Company platform. The Company will review the submissions, and will arrange a separate Investor Meet Company session to respond to shareholder questions. Following the session, the Company will also post the replies on its website.

The Notice of AGM, together with the Form of Proxy, will be posted to shareholders today. The Notice of AGM will shortly also be available on the Company's website.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 June, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel